January 2, 2025

Jun Liu
Vice President of Finance
PDD Holdings Inc.
First Floor, 25 St. Stephen   s Green
Dublin 2, D02 XF99
Ireland

        Re: PDD Holdings Inc.
            Form 20-F for Fiscal Year Ended December 31, 2023
            Response dated September 30, 2024
            File No. 001-38591
Dear Jun Liu:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2023
Our Company, page 3

1. We note your response to comment 1. Please further revise your disclosure to clarify, as you do in your response, that despite their differentiated geographical coverage,
       Pinduoduo and Temu have the same value propositions and operational model, and both platforms serve merchants in China.
2. You list your headquarters as Dublin, Ireland, yet it appears all of your operations and customers are located in China. In addition, your Irish subsidiary appears to be a holding company in your Temu line of business. Please clarify.
Risks Related to Our Multi-jurisdictional Operations, page 9

3. We note your revised disclosure in response to comment 9 and reissue our comment
       in part. Pages 9 and 43 still include references to    multiple
jurisdictions    with respect
       to disclosure that was previously focused on risks related to the PRC government.
 January 2, 2025
Page 2

       Remove the mitigating language and discuss plainly and directly the risks relating to doing business in China, separate from the risks you may face in other jurisdictions.
Directors and Senior Management, page 99

4.     We note your response to comment 14. Please revise to include the information
       provided in your response in your disclosure, including that the appointment of
       Mr. Lei Chen as an executive director is unrelated to the PDD
Partnership   s rights and
       functions, and clarify how many limited partners are currently in the PDD Partnership.
Note 2. Summary of Significant Accounting Policies
(x) Segment Reporting, page F-23

5. We note your response to prior comment 16 and that your CODM regularly reviews trends in operating metrics, revisits, assesses, and adjusts significant strategic
       and operational matters, and makes resource adjustments as needed. You also indicate certain financial information can be disaggregated. Please tell us:
           What financial information is provided to the CODM on a disaggregated basis
           (e.g., Pinduoduo, Temu, Duo Duo Grocery), the frequency it is provided, and how it is used by the CODM. Clarify if the disaggregated revenue noted in your response is provided to the CODM. Provide quantification of any disaggregated expense information.
           What operating metrics are provided to the CODM, whether they are provided on a consolidated or disaggregated basis, the frequency they are provided, and how they are used by the CODM. Provide examples of how such operating metrics are used to allocate resources and assess performance. For example, how are they used to allocate resources for advertising expenses and incentive programs.
           What disaggregated financial information and operating metrics are provided to the Board of Directors.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services